SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

SMTC CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

832682207
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the pur-pose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 832682207	13G	Page 2 of 8 Pages

1. _______	NAME OF REPORTING PERSON: RBC Asset Management Inc. (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: The jurisdiction of organization is Canada (federally incorporated company).
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ___________________	5. _______	SOLE VOTING POWER N/A
	6.	SHARED VOTING POWER 700,020
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER 700,020
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,020
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.45%
12.	TYPE OF REPORTING PERSON Foreign Investment Advisor which received SEC no-action relief to file on Schedule 13G as a “Qualified Investment Investor”.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832682207	13G	Page 3 of 8 Pages

1. _______	NAME OF REPORTING PERSON: The Royal Trust Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: The jurisdiction of organization is Canada (federally incorporated company).
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ___________________	5. _______	SOLE VOTING POWER N/A
	6.	SHARED VOTING POWER 700,020
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER 700,020
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,020
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.45%
12.	TYPE OF REPORTING PERSON Foreign Trust Company which received SEC no-action relief to file on Schedule 13G as a “Qualified Investment Investor”.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 832682207	13G	Page 4 of 8 Pages

1. _______	NAME OF REPORTING PERSON: RBC Canadian Growth Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: The jurisdiction of organization is Canada (federally incorporated company).
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ___________________	5. _______	SOLE VOTING POWER N/A
	6.	SHARED VOTING POWER 700,020
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER 700,020
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,020
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.45%
12.	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).	Name of Issuer:
SMTC Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:
635 Hood Rd. Markham, Ontario, CANADA, L3R 4N6

Item 2(a).	Name of Person Filing:
RBC Asset Management Inc. (“RBC AM”)
The Royal Trust Company (“RT”)
RBC Canadian Growth Fund (“Fund”)

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

RBC Asset Management (“RBC AM”)
Royal Trust Tower, Suite 3800
77 King Street West
Toronto, Ontario M5K 1H1

The Royal Trust Company
Royal Trust Tower, P.O. Box 7500, Station A
77 King Street West, 6th Floor
Toronto, Ontario M5W 1P9

RBC Canadian Growth Fund
Royal Trust Tower, P.O. Box 7500, Station A
77 King Street West, 6th Floor
Toronto, Ontario M5W 1P9

Item 2 (c).	Citizenship:
Canada

Item 2 (d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
832682207

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

1.    RBC Asset Management Inc. is a Foreign Investment Advisor which received SEC no-action relief on Schedule 13G as a Qualified Institutional Investor

2.    Royal Trust is a Foreign Trust Company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

3.    Royal Trust, as trustee, has appointed RBC AM as Manager of the Fund, which is a Canadian mutual fund.

Item 4.	Ownership

(a)	Amount beneficially owned:
1. RBC AM - 700,020
2. RT- 700,020
3. Fund - 700,020

(b)	Percent of class:
1. RBC AM - 6.45%
2. RT- 6.45%
3. Fund - 6.45%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: N/A

(ii)	shared power to vote or to direct the vote:

1. RBC AM - 700,020
2. RT- 700,020
3. Fund - 700,020

(iii)	sole power to dispose or to direct the disposition of: N/A

(iv)	shared power to dispose or to direct the disposition of:

1. RBC AM - 700,020
2. RT- 700,020
3. Fund - 700,020

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

1.
RBC AM is a foreign investment advisor which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor. Accounts managed on a discretionary basis by RBC AM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

2.
Royal Trust a foreign Trust Company which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor, is reporting holdings over which it is deemed to be a beneficial owner by virtue of its status as trustee and/or as principal.

3.	Royal Trust, as trustee, has appointed RBC AM as Manager of the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) RBC Asset Management Inc. is the successor in interest to RBC Global Investment Management Inc. and RBC Funds Inc., which were amalgamated in 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006
(Date)

“M. George Lewis”
(Signature)

M. George Lewis / Head, Brokerage, Asset Management & Products Canada
(Name/Title)

“M. George Lewis”
(Signature)

M. George Lewis / Authorized Signatory, The Royal Trust Company
(Name/Title)

“M. George Lewis”
(Signature)

M. George Lewis / Authorized Signatory, RBC Canadian Growth Fund
(Name/Title)

EXHIBIT A TO SCHEDULE 13G
JOINT FILING AGREEMENT

Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person’s behalf, pursuant to Section 13 (d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such persons know or have reason to believe that such information is inaccurate.

Dated: February 8, 2006

RBC Asset Management Inc.

By:	“M. George Lewis”
Head, Brokerage, Asset Management & Products - Canada

The Royal Trust Company

By:	“M. George Lewis”
Authorized Signatory

RBC Canadian Growth Fund

By:	“M. George Lewis”
Authorized Signatory